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Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

November 23, 2022

Re:	Meta Platforms, Inc. Form 10-Q for the Quarterly Period Ended September 30, 2022 Filed October 26, 2022 File No. 001-35551

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Legal Branch Chief

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Pierce and Mr. Shainess:

On behalf of our client, Meta Platforms, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to your correspondence dated November 21, 2022 concerning the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2022. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests an extension of the original due date requested by the Staff of 30 calendar days from the date of your correspondence in order to allow the Company to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than December 21, 2022.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:	Katherine R. Kelly, Vice President, Deputy General Counsel and Secretary Meta Platforms, Inc.

VIA EDGAR CORRESPONDENCE